February 11, 2005


Mail Stop 0408

By U.S. Mail and facsimile to (610) 269-0455

Joseph T. Crowley
Chief Financial Officer
Chester Valley Bancorp, Inc.
100 E. Lancaster Ave.
Downington, PA 19335

Re:	Chester Valley Bancorp, Inc.
      Form 10-K for the period ended June 30, 2004
      Form 10-Q for fiscal 2004
	File No.  000-18833

Dear Mr. Crowley:


      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Loan Fee and Servicing Income - page 6

1. We note you were servicing $9.9 million of loans for others at June 30, 2004. We are unable to determine from your current disclosures whether or not servicing assets have been recorded. Please supplementally explain to us your current and prior accounting for any and all loans serviced for others, giving effect to the implementation dates and related guidance in SFAS No. 125 and 140, as appropriate. For example, in correspondence dated January 21, 2001, you stated that $20.6 million of loans being serviced for others were identified as being originated prior to the implementation of SFAS 125, but we remain unclear about other loan servicing agreements you entered into subsequent to the implementation dates of the above guidance which could require the recognition of a servicing asset. Please also revise future filing disclosures and/or your accounting, if necessary.

Non-Performing Loans  -  page 8

2. We note you have opted to present a non-GAAP disclosure for a non-performing loan originated prior to the current bank management. Please carefully review Release No. 33-8176 and Item 10 of Regulation
S-K to ensure that you are in compliance and continue to believe your presentation is appropriate.

Allowances for Losses on Loans and Classified Loans - page 9

3. In future filings, please fully explain how you determined the allocation of the allowance for loan losses to the respective loan categories. For example, we note that the majority of your historical charge-offs have been in the commercial business and consumer loan areas, however, you have allocated less than 50% in the aggregate to these two categories.

Average Balance Sheets  -  page 18

4. Please review Item I.A of Guide III to ensure you have presented the appropriate level of category detail in your average balance sheets and rate/volume tables in future filings. For example, you have commingled all deposits and repurchase agreement categories, although it is more appropriate to separately present savings, other time deposits, repurchase agreements, etc.


Item 7A Quantitative and Qualitative Disclosures about Market Risk

Market Risk - page 48 - 49

5. In the narrative on Economic Value of Equity (EVE) and the accompanying table outlining the impact of interest rate sensitivity on EVE please discuss the important economic factors driving the changes for each interest rate shock scenario. For example, loan prepayments and refinancing will decrease the value of the loan portfolio as interest rates rise. Please refer to Regulation S-K Item
305 (a)(1)(ii)(A&B)





Item 8.  Financial  Statements and Supplementary Data
Financial Statements and Notes

General

6. In future filings please add an accounting policy and related footnote to the financial statements specifically addressing the treatment of Goodwill and Intangible Assets. See paragraph 18-29 of
SFAS No. 142.
Investment Securities - Note 3  -  page 65

7. We note your discussion regarding the three non-rated
Pennsylvania
Municipal Authority Bonds that have been classified as substandard.
Please supplementally provide the following information:
* Provide a timeline detailing the facts and circumstances by individual bond which will allow us to more fully understand how you determined your current accounting, including the amount and date of purchase;
* Clarify whether or not the zero coupon bonds are on non-accrual and the reasons supporting your determination;
* Discuss how you determined the level of any impairments or write-downs, including how you determine periodic market value and tell us when and how much you wrote-down by each respective date;
* Discuss the original treatment of the zero-coupon bonds` discount amortization to income and what the effect of the write-down had on the income for that period and the amortization schedule going forward;
* Discuss how you complied with the guidance in paragraph 16 of SFAS
No. 115 and SAB No. 59 by individual bond regarding the possibility of an other than temporary impairment for all interim and year-end periods since you have considered them substandard or on non-accrual.

Pension Plan Note 15  -  page 78

8. It was noted in the paragraph discussing the pension plan, that information relative to the financial status of the Registrant`s portion of the plan was unavailable. The risks associated with this type of arrangement is not inherently clear. Please include a description of the multi-employer investment trust and its investment strategies, a discussion of the risks inherent in the trust agreement with respect to current and future pension distributions, and any guarantees provided by the trust.

9. Supplementally, please provide your analysis for determining the annual pension costs and the funded status of the plan.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 824-
5698
or me at (202) 942-1783 with any other questions.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Joseph T. Crowley, Chief Financial Officer
Chester Valley Bancorp, Inc.
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